FORM 6-K

                        SECURITIES & EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                     Of the Securities Exchange Act of 1934

                                February 18, 2004

                               INFICON Holding AG

                              INFICON Holding Inc.
                 (Translation of registrant's name into English)

                                  INFICON Inc.

                              Two Technology Place

                          East Syracuse, New York 13057
                    (Address of principal executive offices)

   (Indicate by check market whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                             Form 20-F  X   Form 40-F
                                       ---            ---

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                    Yes      No  X
                                        ---     ---

Enclosure: Press release dated February 18, 2004, announcing fourth quarter and year 2003 financial results.




            INFICON Announces Fourth Quarter 2003 Results;
          Revenues Rise 35% on Strong Sales in All Segments

    SYRACUSE, N.Y. & ZURICH, Switzerland--(BUSINESS WIRE)--Feb. 18, 2004--INFICON Holding AG (SWX Swiss Exchange and NASDAQ:IFCN), a leading manufacturer of vacuum instrumentation and process control software for the semiconductor and related industries and other industrial applications, today announced final results for the fourth quarter and year ended December 31, 2003.
    Revenues for the fourth quarter of 2003 were $45.0 million, compared to $33.3 million for the fourth quarter of 2002, up 35.0%. On a constant dollar basis, revenues grew 26.5%. Semiconductor Vacuum Instrumentation segment revenues were $10.9 million in the fourth quarter of 2003, compared to $8.0 million in the same quarter of 2002. General Vacuum Instrumentation segment revenues for the fourth quarter of 2003 were $34.1 million, compared to $25.3 million in the same period last year.
    Net income for the quarter was $764 thousand ($0.33 per diluted share - $0.03 per ADS), compared to $8 thousand ($0.00 per diluted share - $0.00 per ADS) in the fourth quarter of 2002.
    For the year ended December 31, 2003, revenues were $159.4 million compared to $130.3 million reported in fiscal year 2002. For the full year, the company reported a net loss of $9.4 million ($4.06 per diluted share - $0.41 per ADS) compared to net income of $0.1 million ($0.05 per diluted share - $0.01 per ADS). Included in the full year net loss was a one-time $7.4 million impairment charge related to a write down of long-lived assets in the company's patterning solutions product line that was taken in the third quarter. In addition, the company recorded a loss from discontinued operations of $3.4 million related to its Ultra Clean Processing Business Unit.
    As of December 31, 2003, INFICON had $37.1 million in cash and cash equivalents, having generated $890 thousand from operations, used $5.6 million for investments and generated $208 thousand from financing activities during the year.
    "INFICON ended 2003 on a strong note with higher than expected revenues and growth in all geographic regions and all product lines," said Lukas Winkler, president and chief executive officer. "Equally important, we saw renewed order momentum in the semiconductor market. This improved momentum was accompanied by another strong performance in our Environmental Health and Safety business and by a surge in sales of leak detectors."
    Winkler continued, "We are encouraged by the recovery taking place in both the semiconductor and related markets and by the momentum we have been experiencing in this part of our business. We believe INFICON is well positioned to take advantage of upswings in these markets as a result of our strong new technology and product pipeline. At the same time, the general economic environment has improved only moderately. These factors, combined with the timing of anticipated product deliveries, lead us to expect revenues of approximately $46 million and net income of approximately $1.7 million ($0.74 per share or $0.07 per ADS) in the first quarter of fiscal 2004."

    Conference Call Information

    INFICON will hold a conference call to discuss its fourth quarter fiscal year end 2003 results on Wednesday, February 18, 2004 at 10:00 a.m. EST/4:00 p.m. CET. To access the conference call, please dial 706-634-1033 by 9:50 a.m. EST/3:50 p.m. CET. A live webcast of the conference call will also be available in the Investor Relations section of the INFICON website, www.inficon.com. To access the replay, please dial 800-642-1687 (international callers dial 706-645-9291), conference ID number 4861329. The replay will be available until 11:59 p.m. EST on February 25/5:59 a.m. CET on February 26.

    ABOUT INFICON

    INFICON is a leading developer, manufacturer and supplier of innovative vacuum instrumentation, critical sensor technologies, and advanced process control software for the semiconductor and related industries and other industrial applications. These analysis, measurement and control products are vital to original equipment manufacturers (OEMs) and end-users in the complex manufacturing of semiconductors, flat panel displays, magnetic and optical storage media and precision optics. INFICON also provides essential instrumentation for gas leak detection and toxic chemical analysis to the air conditioning/refrigeration, emergency response and industrial hygiene markets. Headquartered in Syracuse, New York, INFICON has world-class manufacturing facilities in the United States and Europe and worldwide offices in the U.S., China, France, Germany, Japan, Korea, Liechtenstein, Singapore, Switzerland, Taiwan, and the United Kingdom. For more information about INFICON and its products, please visit the Company's website at www.inficon.com.

    This press release and oral statements or other written statements made, or to be made, by us contain forward-looking statements that do not relate solely to historical or current facts. Forward looking statements can be identified by the use of words such as "may", "believe", "will", "expect", "project", "assume", "estimate", "anticipate", "plan", "continue", "resumes", "opportunity," "potential", or "guidance". These forward-looking statements address, among other things, our strategic objectives, trends in vacuum technology and in the industries that employ vacuum instrumentation, such as the semiconductor and related industries and the anticipated effects of these trends on our business. These forward-looking statements are based on the current plans and expectations of our management and are subject to a number of uncertainties and risks that could significantly affect our current plans and expectations, as well as future results of operations and financial condition. Some of these risks and uncertainties are discussed in the Company's Annual Report on Form 20-F for fiscal 2002 and the Company's reports on Form 6-K filed with the Securities and Exchange Commission during 2003. As a consequence, our current and anticipated plans and our future prospects, results of operations and financial condition may differ from those expressed in any forward-looking statements made by or on behalf of our company. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



                         -- tables to follow -


                          INFICON Holding AG
                  Consolidated Statements of Income
               (In thousands, except per share amounts)

                          Three Months Ended      Twelve Months Ended
                             December 31,            December 31,
                           2003         2002        2003       2002
                           ----         ----        ----       ----
                        (unaudited)  (unaudited)  (audited)  (audited)

Net sales                  $45,004      $33,328   $159,438   $130,279
Cost of sales               24,542       18,108     89,102     72,364
                          ---------    ---------  ---------  ---------
Gross profit                20,462       15,220     70,336     57,915

Research and
 development                 5,579        4,224     20,988     16,052
Impairment of long
 lived assets                    -            -      7,370          -
Selling, general and
 administrative             13,004       10,076     48,326     39,264
                          ---------    ---------  ---------  ---------
Operating Income (Loss)
 from continuing
 operations                  1,879          920     (6,348)     2,599

Interest expense
 (income) , net                 21         (223)      (126)      (597)

Other expense (income)
 , net                          56          271       (546)       383
                          ---------    ---------  ---------  ---------
Income (loss) from
 continuing operations
 before income taxes         1,802          872     (5,676)     2,813

Provision (Benefit) for
 income taxes                1,464         (130)       271       (120)
                          ---------    ---------  ---------  ---------
Income (Loss) from
 continuing operations         338        1,002     (5,947)     2,933

Discontinued operations
 Income (Loss) from
  operations of
  discontinued Ultra
  Clean Operations
  (less applicable
  income tax provision
  (benefit) of $8  in
  Q4 2003 and $(177)
  YTD 2003 and $(148)
  in Q4 2002 and $(422)
  YTD 2002)                     57         (994)    (1,188)    (2,828)
 Income (Loss) on
  disposal of Ultra
  Clean Operations
  (less applicable
  income tax provision
  (benefit) of $55 in
  Q4 2003 and $(337)
  YTD 2003                     369            -     (2,254)         -
                          ---------    ---------  ---------  ---------
Income (Loss) from
 discontinued
 operations                    426         (994)    (3,442)    (2,828)

                          ---------    ---------  ---------  ---------
Net Income (loss)             $764           $8    $(9,389)      $105
                        ===========  =========== ========== ==========

Earnings (loss) per
 share
Diluted
 Continuing Operations       $0.14        $0.43     $(2.57)     $1.27
 Discontinued
  Operations                 $0.18       $(0.43)    $(1.49)    $(1.22)
                          ---------    ---------  ---------  ---------
 Total                       $0.33 *      $0.00     $(4.06)     $0.05

Basic
 Continuing Operations       $0.15        $0.43     $(2.57)     $1.27
 Discontinued
  Operations                 $0.18       $(0.43)    $(1.49)    $(1.22)
                          ---------    ---------  ---------  ---------
 Total                       $0.33        $0.00     $(4.06)     $0.05

Earnings (loss) per ADS
(10 ADS : 1 Share)
Diluted
 Continuing Operations       $0.01        $0.04     $(0.26)     $0.13
 Discontinued
  Operations                 $0.02       $(0.04)    $(0.15)    $(0.12)
                          ---------    ---------  ---------  ---------
 Total                       $0.03        $0.00     $(0.41)     $0.01

Basic
 Continuing Operations       $0.02        $0.04     $(0.26)     $0.13
 Discontinued
  Operations                 $0.02       $(0.04)    $(0.15)    $(0.12)
                          ---------    ---------  ---------  ---------
 Total                       $0.03 *      $0.00     $(0.41)     $0.01

Shares used to compute
 net income per share
Diluted                      2,333        2,315      2,315      2,315
Basic                        2,315        2,315      2,315      2,315

* figures do not total due to rounding



                          INFICON Holding AG
                     Consolidated Balance Sheets
                            (In thousands)

                                             December 31, December 31,
                                                 2003         2002
                                                 ----         ----
                                               (audited)    (audited)
ASSETS

Current assets:
Cash and cash equivalents                        $37,074      $37,846
Trade accounts receivable, net                    22,197       15,895
Accounts receivable - affiliates                      94          417
Inventories                                       19,395       19,880
Deferred tax assets                                3,161        5,325
Other current assets                               2,950        3,065
                                               ----------   ----------
Total current assets                              84,871       82,428

Property plant and equipment, net                 22,398       21,419
Intangibles, net                                   1,526          343
Deferred tax assets                               39,293       35,664
Other assets                                       2,586        8,074
                                               ----------   ----------
Total assets                                    $150,674     $147,928
                                               ==========   ==========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
Trade accounts payable                            $5,918       $5,736
Accounts payable - affiliates                        193          172
Accrued liabilities                               12,911        9,711
Income taxes payable                                 962        2,547
Deferred tax liabilities                             545          466
                                               ----------   ----------
Total current liabilities                         20,529       18,632

Deferred tax liabilities                             479          696
Other liabilities                                  3,907        1,190
                                               ----------   ----------
Total liabilities                                 24,915       20,518

Stockholders' equity                             125,759      127,410
                                               ----------   ----------
Total liabilities and stockholders' equity      $150,674     $147,928
                                               ==========   ==========



                          INFICON Holding AG
                 Consolidated Statements of Cash Flow
                            (In thousands)
                                                  Twelve Months Ended
                                                     December 31,
                                                   2003       2002
                                                   ----       ----
                                                  (audited)  (audited)
Cash flows from operating activities:
 Net income (loss)                                 $(9,389)      $105
 Adjustments to reconcile net income to net cash
 provided by operating activities:
  Depreciation and amortization                      5,222      3,879
  Impairment of long lived assets                    7,370          -
  Deferred taxes                                        60     (1,691)
  Changes in operating assets and liabilities:           -          -
   Trade accounts receivable                        (4,481)     3,566
   Inventories                                       2,317      4,319
   Other assets                                      1,833        471
   Accounts payable                                   (813)       160
   Accrued liabilities                              (1,918)    (1,269)
   Income taxes payable                             (2,022)       636
   Other liabilities                                 2,712         60
                                                 ---------- ----------
Net cash provided by operating activities              890     10,236

Cash flows from investing activities:
 Purchases of property, plant and equipment         (4,109)    (7,341)
 Increase in other assets                                -     (5,947)
 Purchase of Sentex Systems, Inc.                   (1,500)         -
                                                 ---------- ----------
Net cash (used in) investing activities             (5,609)   (13,288)

Cash flows from financing activities:
 Payments on notes receivable from officers            208          -
                                                 ---------- ----------
Net cash provided by (used in) financing
 activities                                            208          -
                                                 ---------- ----------
Effect of exchange rate changes on cash and cash
 equivalents                                         3,739      7,110
                                                 ---------- ----------
Increase (Decrease) in cash and cash equivalents      (772)     4,058
Cash and cash equivalents at beginning of period    37,846     33,788
                                                 ---------- ----------
Cash and cash equivalents at end of period         $37,074    $37,846
                                                 ========== ==========



    CONTACT: INFICON Holding AG, Syracuse
             Corporate Contact:
             BettyAnn Kram, 315-434-1122
             BettyAnn.Kram@inficon.com
              or
             European Contact:
             c-matrix group ag
             Bernhard Schweizer/Sara Koch, +41 (0) 41.769.80.40 inficon@cmatrix.ch
              or
             North American Contact:
             Lippert/Heilshorn & Associates, Inc.
             Jody Burfening/Harriet Fried, 212-838-3777 jbs@lhai.com

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  February 18, 2004                 INFICON Holding AG


                                             By:    /s/ Peter G. Maier
                                                    ___________________________
                                             Name:  Peter G. Maier
                                             Title: Vice President and Chief
                                                    Financial Officer